Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Nicole Simon
NSimon@stradley.com
215.564.8001

September 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Anu Dubey

Re:	USQ Core Real Estate Fund
File Nos. 333-217181 and 811-23219

Dear Ms. Dubey:

On behalf of the USQ Core Real Estate Fund (the "Fund"), set forth below are the Fund's responses to comments from the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission ("SEC"), conveyed by you in a telephone conversation on August 22, 2017, regarding the Fund's Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the "Registration Statement") and the related correspondence filed in connection therewith.  For your convenience, a summary of the Staff's comments is numbered and presented in bold text below, and each comment is followed by the Fund's response.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

1.	Comment:
The Staff notes that the Fund's initial audited financial statements (i.e., seed financials) are not yet included in the Fund's Registration Statement.  When those are included, along with the required consent and opinion of the Fund's independent registered public accounting firm, the Staff may have further comments.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Ms. Anu Dubey
U.S. Securities and Exchange Commission
September 20, 2017

	Response:	The Fund acknowledges the Staff's comment.

2.	Comment:
In prior correspondence with the Staff, the Fund indicated, "In order to maintain liquidity for the Fund's quarterly repurchase policy and provide diversification, a substantial portion (between 10% and 30%) of the Fund's assets will be invested in Public Investment Funds and publicly traded securities, utilizing long-only strategies with no hedging, derivatives or short positions."  Please include a similar statement on the cover page and in the "PROSPECTUS SUMMARY" section of the Fund's prospectus.

	Response:	The disclosure has been revised accordingly.

3.	Comment:
Please confirm that the Expense Example provided in the "SUMMARY OF FUND EXPENSES" section of the Fund's prospectus was calculated based on an investment of $1,000.  If necessary, please adjust to reflect expenses associated with an investment of $1,000, per Item 3 of Form N-2.

	Response:	The Expense Example has been revised to reflect expenses associated with an investment of $1,000.

4.	Comment:
The "PRINCIPAL INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES" section of the Fund's Prospectus includes disclosure of how the NFI-ODCE Index defines "open-end commingled funds."  Please also include a statement that these "open-end commingled funds" are not open-end funds registered under the Investment Company Act of 1940.

	Response:	The disclosure has been revised accordingly.

5.	Comment:	At the top of page 24 of the Fund's prospectus, please change the heading "Portfolio Managers" to "Portfolio Manager," to be clear that there is only one portfolio manager for the Fund.

	Response:	The disclosure has been revised accordingly.

6.	Comment:
Once the Board has been constituted (i.e., independent trustees appointed), please confirm that the next amendment to the Fund's Registration Statement will be executed in accordance with Section 6 of the Securities Act of 1933 ("Securities Act").

	Response:	The Fund confirms that Post-Effective Amendment No. 3 to the Fund's Registration Statement will be executed in accordance with Section 6 of the Securities Act.

*  *  *  *  *

Ms. Anu Dubey
U.S. Securities and Exchange Commission
September 20, 2017

Please do not hesitate to contact me, at (215) 564-8001, or Prufesh R. Modhera, at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Nicole Simon
Nicole Simon

cc:	Prufesh R. Modhera
S. Timothy Grugeon
Keith Downing